Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2018. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 September 2018
(£m)
Capitalisation
Equity
Shareholders’ equity	42,034
Other equity instruments	5,355
Non-controlling interests	262
Total equity	47,651

Indebtedness

Subordinated liabilities	17,651

Debt securities
Debt securities in issue	92,331
Liabilities held at fair value through profit or loss (debt securities)	7,277
Total debt securities	99,608

Total indebtedness	117,259

Total capitalisation and indebtedness	164,910

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 September 2018, all indebtedness was unsecured except for £32.4 billion of securitisation notes and covered bonds and £2.3 billion of debt securities issued by the Group’s asset-backed conduits.

The Group issued US$1.5 billion of Additional Tier 1 securities, accounted for as Other equity instruments, on 2 October 2018.

There have been no issuances or redemptions of subordinated liabilities since 30 September 2018.

There has been no material change in the information set forth in the table above since 30 September 2018.